UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Lowe's Companies Employee Stock Purchase Plan - Stock Options for Everyone

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
 Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Lowe's Companies
Employee Stock Purchase Plan - Stock Options For Everyone

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants in Lowe’s Companies
Employee Stock Purchase Plan - Stock Options for Everyone:

We have audited the accompanying statements of net assets available for benefits of Lowe’s Companies Employee Stock Purchase Plan - Stock Options for Everyone (the “Plan”) as of May 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for each of the three years in the period ended May 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2007 and 2006, and the changes in its net assets available for benefits for each of the three years in the period ended May 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina

July 31, 2007

LOWE’S COMPANIES
EMPLOYEE STOCK PURCHASE PLAN - STOCK OPTIONS FOR EVERYONE

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MAY 31, 2007 AND 2006

	May 31, 2007	May 31, 2006
ASSETS - Receivable from Plan Sponsor	$597,168	$1,007,383

LIABILITIES - Fractional Share Interest Due to Plan Participants	597,168	1,007,383

NET ASSETS AVAILABLE FOR BENEFITS	$-	$-

See the accompanying notes to financial statements.

LOWE’S COMPANIES
EMPLOYEE STOCK PURCHASE PLAN - STOCK OPTIONS FOR EVERYONE

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005

	May 31, 2007	May 31, 2006	May 31, 2005
Additions - Employee Contributions	$85,442,710	$73,941,016	$69,027,766

Deductions:
Purchases of Lowe's Companies, Inc. Common Stock Subsequently Distributed to Plan Participants (2,988,291, 2,489,686 and 2,677,264 shares)	(79,837,952)	(68,417,751)	(63,965,245)
Cash Withdrawals	(5,007,590)	(4,515,882)	(4,222,864)
Fractional Share Interest Due to Plan Participants	(597,168)	(1,007,383)	(839,657)

Total Deductions	(85,442,710)	(73,941,016)	(69,027,766)

Net Increase/(Decrease)	-	-	-

Net Assets Available for Benefits:
Beginning of Year	-	-	-
End of Year	$-	$-	$-

See the accompanying notes to financial statements.

LOWE’S COMPANIES
EMPLOYEE STOCK PURCHASE PLAN - STOCK OPTIONS FOR EVERYONE

NOTES TO FINANCIAL STATEMENTS
AS OF MAY 31, 2007 AND 2006 AND FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005

1. PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Board of Directors of Lowe's Companies, Inc. (the “Company”) adopted the Lowe’s Companies Employee Stock Purchase Plan-Stock Options for Everyone (the “Plan”) on December 2, 1999. The Plan was approved by the Company's shareholders at the Annual Meeting of Shareholders on May 26, 2000, and thus became effective on that date. No option may be granted under the Plan more than ten years after the date the Plan was adopted unless the Plan is extended before such date. On May 25, 2007, the Company’s Shareholders approved an additional 25,000,000 shares of the Company’s common stock to be reserved under the Plan. On May 31, 2007, there were 24,845,533 shares available.

The Company’s Board of Directors approved a 2-for-1 stock split of its common shares on May 25, 2006.  The stock split was effective June 30, 2006 to shareholders of record on June 16, 2006. All prior period common share amounts presented herein have been adjusted to reflect the 2-for-1 stock split.

The Plan is intended to assist the Company in recruiting and retaining individuals by enabling employees to participate in the future success of the Company and to associate their interests with those of the Company and its shareholders. All full-time employees are eligible to participate in the Plan at their date of employment. Part-time employees are eligible after one year of service. There are two six-month offering periods each year. The periods are June 1 through November 30, and December 1 through May 31. Employees must be eligible on the first day of the offering period in order to participate in that particular offering period. Participation in the Plan by eligible employees is voluntary.

Participants in the Plan are allowed to purchase stock at a discount price through the use of payroll deductions only (no lump sum purchases are allowed). The Company makes no contributions to the Plan. Payroll deductions in the amount of 1% to 20% of base pay may be contributed to the Plan, provided that the contribution does not exceed the maximum amount of $10,625 for any offering period. Payroll deductions will continue automatically until the participant elects to stop his or her deductions. If the participant elects to stop payroll deductions during an offering period, all contributions are refunded. Each Plan participant, at all times, is considered to be fully vested in the Plan and has a right to all cash amounts withheld from his or her paycheck. Cash proceeds collected from participant payroll deductions are remitted directly to the Company’s operating cash account and are used for general corporate purposes.

Subsequent to December 1, 2004, the Plan allows for the purchase of stock at 85% of the fair market value of the share at the end of the offering period only. Prior to December 1, 2004, the purchase price per share offered under the Plan with respect to any grant date (first day of offering period) was the lower of 85% of the fair market value of the share on such grant date or 85% of the fair market value of the share at the end of the offering period. Quoted market prices are used to value the shares. Payroll deductions that have been accumulated during a particular offering period will be used to purchase shares of the Company's common stock at the discounted price. The Plan will purchase only whole shares of the Company's common stock. Residual amounts in a participant's account shall be applied to the next offering period.

E*TRADE is the Broker/Administrator of the Plan. Shares are recorded as purchased on the trade date. Once shares are purchased, they are distributed to each Plan participant's E*TRADE account. At the end of each offering period, E*TRADE sends participants a confirmation of shares purchased and the purchase price for that offering period. They also provide a statement of each participant’s account on a quarterly basis.

The Plan is a stock plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended. The Plan is not subject to federal income taxes. Tax benefits are provided to participants with respect to the treatment of stock purchased within the Plan if certain holding period requirements are met.

All costs to administer the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

3. INCOME TAXES

The right to purchase shares of common stock under this Plan is intended to be an option granted by the Company in accordance with an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and such shares shall be treated in accordance with these provisions for tax purposes.

Employees participating in the Plan are not considered to have income for federal income tax purposes from the granting of an option to purchase shares. Deductions from an employee's compensation do not reduce the amount of their income for tax purposes.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to certain restrictions. In the event of Plan termination, participants would be 100% vested in their accounts and any payroll withheld between offering periods would be refunded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE’S COMPANIES
EMPLOYEE STOCK PURCHASE PLAN - STOCK OPTIONS FOR EVERYONE

July 31, 2007	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche, LLP